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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 03 2016
Washington DC
404

SEC FILE NUMBER
8 - 67834

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sendero Securities, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 W. Nottingham, Suite 300
(No. and Street)

San Antonio (City) Texas (State) 78209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Carter 210-805-1187
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W. (Address) **Celeste** (City) **Texas** (State) **75423** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Thomas A. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Sendero Securities, LLC**, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



LISA G KAHN SMITH
My Commission Expires
February 20, 2019

Notary Public

Signature

Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Sendero Securities, LLC

We have audited the accompanying statement of financial condition of Sendero Securities, LLC (a Texas limited liability company) as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Sendero Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sendero Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Sendero Securities, LLC's financial statements. The supplemental information is the responsibility of Sendero Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 16, 2016

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

SENDERO SECURITIES, LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	165,336
Receivables		339,037
Prepaid Expenses		7,557
Clearing Deposit		60,010
Intangible Asset, Net		12,500
Total Assets		584,440

Liabilities and Member's Equity

Liabilities

Accrued Expenses		7,627
Offices & Administrative Services Fees Payable-Related Party		92,744
Total Liabilities		100,371
Member's Equity		484,068
Total Liabilities and Member's Equity	$	584,440

See notes to financial statements.

SENDERO SECURITIES, LLC

Statement of Income

Year ended December 31, 2015

Revenue	
Securities Commissions	$ 479,872
Investment Referral Fees	2,041,796
Total Revenue	2,521,668
Expenses	
Office and Administrative Service Fees - Related Party	1,374,964
Clearing and Other Charges	419,625
Regulatory Fees	11,640
Other Expenses	57,845
Total Operating Expenses	1,864,074
Net Income	$ 657,594

See notes to financial statements.

SENDERO SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2015

Member's Equity, December 31, 2014	$	1,076,474
Net Income		657,594
Distributions to Member		(1,250,000)
Member's Equity, December 31, 2015	$	484,068

See notes to financial statements.

SENDERO SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2015

Cash Flows from Operating Activities:	
Net Income	$ 657,594
Adjustments to Reconcile Net Income to	
Net Cash provided by Operating Activities	
Depreciation and Amortization	26,352
Change in Assets and Liabilities	
Decrease in Receivables	513,256
Decrease in Prepaid Expenses	479
Decrease in Clearing Deposit	39,990
Decrease in Accrued Expenses	(3,160)
Decrease in Office & Administrative Services Fees Payable-Related Party	(34,922)
Net Cash Provided by Operating Activities	1,199,588
Cash Flows from Financing Activities	
Distributions to Member	1,250,000
Net Decrease in Cash	(50,411)
Cash at Beginning of Year	215,747
Cash at End of Year	$ 165,336

Supplemental Disclosure of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

SENDERO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE A- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Sendero Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of Texas in May 2007. The Company is a wholly owned subsidiary of Sendero Partners, LLC ('Parent"), a Texas Limited Liability Company. The Company is registered as a broker/dealer with the Securities and Exchange (SEC) and is a member of the Financial Industry Regulatory Authority (FinRA) and the Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(K)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. At December 31, 2015, the Company had no customer accounts.

Nature of Business: The Company's primary business is facilitating client investments in private placements. The Company works with various alternative asset management firms to facilitate the placement of client investments in vehicles commonly known as private placements.

Additionally, the Company may operate as an introducing broker on a fully disclosed basis forwarding all transactions to its clearing broker, but at December 31, 2015 does not have any customer accounts at its clearing broker/dealer.

The Company issues financial statements on the accrual method of accounting in accordance with U.S. generally accepted accounting principles. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments: Substantially all of the Company's financial asset and liability amounts are short-term in nature and accordingly are recorded at fair value or amounts that approximate fair value.

Revenue Recognition: Securities transactions are recorded on a trade date basis. Investment referral fees are recorded as a contractual percentage of the management fee and performance allocation earned by the investment manager to whom clients are referred.

NOTE A- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment: Property and equipment consist of office equipment and is carried at cost less accumulated depreciation. Depreciation is provided using straight-line method over the asset's estimated useful lives of primarily five years. Depreciation expense totaled $1,352 for the year ended December 31, 2015.

Intangible Asset: Intangible asset consists of the rights to certain cash flows and are carried at cost less accumulated amortization. Amortization is provided using straight-line method over the assets useful life of three years. Amortization expense totaled $25,000 for the year ended December 31, 2015.

Income Taxes: The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2015, open Federal tax years subject to examination include the tax years ended December 31, 2012 through December 31, 2014.

The net income or loss of the Company flows through to its Parent's Partnership tax return and then to the income tax return of the Parent's members. Accordingly, no federal income taxes are included in the accompanying financial statements.

The Company is subject to state taxes.

NOTE B – CLEARING BROKER

The Company has an agreement with Pershing, LLC ('Pershing") to perform various securities clearance services should the company open customer accounts in the future at Pershing. The agreement with Pershing requires the Company to maintain net capital equal to the greater of the amount required by the SEC Uniform Net Capital rule or $60,000.

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $124,974 which was $74,974 in excess of its minimum required net capital of $50,000. The Company's net capital ratio was 0.80 to 1.

NOTE D - CONCENTRATION OF CREDIT RISK

The Company has clearing deposit held by and due from Pershing totaling $60,010, or approximately 10% of its total assets at December 31, 2015. The Company has investment referral fees due from two investment managers totaling $338,682, or approximately 58% of its total assets at December 31, 2015.

NOTE E - RELATED PARTY TRANSACTIONS/ECONOMIC DEPENDENCY/CONCENTRATION REVENUE AND SERVICES

The Company is under the control of and economically dependent on its Parent and another related entity, Sendero Wealth Management, LLC ("SWM") an Investment Advisor. The existence of that control and dependency creates operating results and financial position significantly different than if the companies were autonomous. Transactions between the Company, its Parent, and SWM were not consummated on terms equivalent to arms-length transactions.

Two members of the Parent, who are also registered securities representatives and officers of the Company, generated substantially all of the Company's revenue for the year ended December 31, 2015. Compensation to these individuals is paid by SWM under the Office and Administrative Services Agreement; therefore, no compensation is recorded in the accompanying statement of income. The Company is economically dependent upon these members of the Parent due to the concentration of services provided by them.

For the year ended December 31, 2015, investment referral fee revenue earned from the placement of client investment controlled by a member of the Parent represented approximately 37% of total revenue. The Company is economically dependent upon this member of the Parent due to the concentration of revenue from these entities controlled.

The Company earned substantially all of its securities commissions during 2015 from executing securities transactions on behalf of SWM's customers. At December 31, 2015 the Company does not have any customer accounts at its clearing broker/dealer and does not anticipate earning securities commissions during 2016.

NOTE E - RELATED PARTY TRANSACTIONS/ECONOMIC DEPENDENCY/CONCENTRATION REVENUE AND SERVICES (Continued)

The Company has entered into an Office and Administrative Services Agreement with SWM effective November 1, 2012 for a one year term, automatically renewable, unless cancelled by either party. The agreement has automatically renewed each year through 2016. SWM provides the Company with certain office facilities and services under this Agreement. SWM may also pay certain expenses on behalf of the Company. SWM allocates a pro-rata portion of such expenses incurred by SWM on account of the Company. In making such allocation SWM equates the proportional cost of each facility or service with the proportional use or benefit derived by the Company. The expense allocation may change with the respective use and benefit of facilities or services and is currently $92,745 per month. Expenses allocated to the Company under this Agreement during 2015, totaled $1,374,964, of which $92,745 is payable at December 31, 2015.

NOTE F - CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE G - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 16, 2016, the date which the financial statements were available to be issued.

Schedule I

SENDERO SECURITIES, LLC

Supplemental Information Pursuant to Rule 17 a-5

December 31, 2015

Total member's equity qualified for net capital	$	484,068
Deductions and/or charges		
Non-allowable assets:		
Receivables		339,037
Prepaid Expenses		7,557
Intangible Asset, Net		12,500
Total deductions and/or charges		359,094
Net Capital	$	124,974
Aggregate indebtedness		
Accounts Payable	$	7,627
Office & Administrative Sevices Fees Payable-Related Party		92,744
Total aggregate indebtedness	$	100,371
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	74,974
Ratio of aggregate indebtedness to net capital		0.80 to 1

See accompanying report of Independent Registered Public Accounting Firm

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2015 as filed by Sendero Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No Statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Exemption from Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Sendero Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sendero Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sendero Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Sendero Securities, LLC stated that Sendero Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sendero Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sendero Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 16, 2016

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Sendero Securities, LLC

Exemption Report

December 31, 2015

Sendero Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Sendero Securities, LLC

I, Thomas A. Carter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Chief Financial Officer

January 26, 2016

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member
Sendero Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Sendero Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sendero Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Sendero Securities, LLC's management is responsible for Sendero Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (checks issued), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance and clearing broker/dealer revenue detail), noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance and clearing broker/dealer revenue detail) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 16, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2842*********************MIXED AADC 220
067834 FINRA DEC
SENDERO SECURITIES LLC
250 W NOTTINGHAM DR STE 300
SAN ANTONIO TX 78209-1897

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,861.02

   B. Less payment made with SIPC-6 filed (**exclude interest**) (2,149.41)
   07/15/2015
   Date Paid

   C. Less prior overpayment applied (277.50)

   D. Assessment balance due or (overpayment) 2,434.11

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,434.11

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 2,434.11

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sendero Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18 day of February, 2016.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2015** and ending **12/31/2015**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,521,668.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	2,521,668.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	112,099.00
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	419,625.00
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 45,534.80	
Enter the greater of line (i) or (ii)	45,534.80
Total deductions	577,258.80
2d. SIPC Net Operating Revenues	$ 1,944,409.20
2e. General Assessment @ .0025	$ 4,861.02 (to page 1, line 2.A.)